EXHIBIT 99.1



                        STATEMENT OF COMPLIANCE


On behalf of the Board of Directors of Westpac Securitisation Management Pty Limited, I hereby certify that to the best of my knowledge the Trust Manager has complied with all conditions and covenants under the transaction documents, for the Series 1998-1G WST Trust issue of the Notes for the period from 6 June 1998 to 31 December 1998.





/s/ Lewis E. Love, Jr.
----------------------
Lewis E. Love, Jr.
Director
Westpac Securitisation Management Pty Limited




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